SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

SUPPLEMENTAL INSURANCE RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider, while in force, will increase the death benefit payable on the death of the Insured as described below. The Supplemental Insurance Amount (SIA) for each Policy Year is specified in Section 1 of the Policy. The Death Benefit Options described in Section 8 of the Policy are deleted and replaced by the following:

Option A – Specified Face Amount. The death benefit is the greater of:

1.	the Specified Face Amount plus the SIA; or
2.	the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

Option B – Specified Face Amount plus Account Value. The death benefit is the greater of:

1.	the Specified Face Amount plus the SIA; plus the Account Value; or
2.	the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

Option C – Specified Face Amount plus sum of Premiums paid. The death benefit is the greater of:

1.	the Specified Face Amount plus the SIA; plus the sum of Premiums paid; or
2.	the Account Value multiplied by the applicable death benefit percentage shown in Section 1.

If a Waiver of Monthly Deductions rider is also attached to the Policy and is in force, then the monthly rider cost for the SIA will be waived whenever the monthly deductions for the Policy are waived.

Monthly Rider Cost
The monthly rider cost is equal to a) plus b) plus c) where:

a)      is the monthly rider cost of insurance;
b)      is the monthly rider expense charge; and
c)	is the additional charge for the concurrent attachment of any Waiver of Monthly Deductions Rider.

The monthly rider cost of insurance charge equals the monthly rider cost of insurance rate multiplied by the SIA (including any applicable scheduled increase amount); divided by 1000.  The monthly rider cost of insurance rates will never exceed the guaranteed maximum monthly cost of insurance rates for the Policy as shown in Section 2 of the Policy. The monthly expense charge for the rider equals the monthly expense charge rate per 1000 multiplied by the SIA divided by 1000. The monthly expense charge rate per 1000 for this rider is shown in Section 1 of the Policy.

If the Waiver of Monthly Deductions rider is in force, the monthly rider cost for this rider will include an additional amount equal to the SIA as shown in Section 1 multiplied by the rate shown in the monthly rider cost section for the Waiver of Monthly Deductions rider.

Scheduled Increases in SIA
You may request to schedule automatic increases in the SIA. Scheduled increases are subject to Our underwriting rules in effect at the time of request for the increases in SIA and require satisfactory evidence of insurability. The amount of each scheduled increase and the dates upon which these increases will occur are shown in Section 1. These scheduled increases in SIA will continue until You request to discontinue the increases, You request a decrease in SIA, You request a change in the Death Benefit Option, or You request a decrease in Specified Face Amount. In such event, all remaining scheduled increases will be cancelled.

Unscheduled Increases in SIA
You may choose to increase the SIA once each Policy Year by written request to our Principal Office. Increases in the SIA require satisfactory evidence of insurability. The change will take effect on the Policy Anniversary on or next following the date We approve the request.

No-Lapse Guarantee
During the Rider No-Lapse Guarantee Period shown in Section 1, this rider will not terminate if the Policy satisfies the minimum premium test as described in the Policy. The Rider No-Lapse Guarantee Period is shown in Section 1 and begins on the Policy Date unless another date is specified in Section 1 of the Policy. The Minimum Monthly Premium shown in Section 1 applies to the Policy and this rider.

Partial Withdrawal
If You may make a Partial Withdrawal while this rider is in effect and this Policy’s death benefit option is A or C, then the amount of the Partial Withdrawal will decrease the SIA (including any applicable scheduled increase amount) and Specified Face Amount. This decrease will be applied in the following order:

1.	first, to the SIA;
2.	second, to the initial Specified Face Amount, subject to the minimum face amount of $100,000;
3.	third, to the next oldest increases in Specified Face Amount, in chronological order; and
4.	finally, to the most recent increase in Specified Face Amount.

Incontestability
The Incontestability provision of the Policy applies to this rider.  If the Insured, whether sane or insane, commits suicide within two years after the effective date of an increase in the SIA, then Our liability as to that increase will be the rider cost for that increase.

Termination
This rider will terminate at the earliest of the following dates:

a.	The receipt of your written request for termination;
b.	The Account Value less any Policy Debt is equal to or less than zero after the Rider No-Lapse Guarantee Period ends.
c.	The termination of the Policy;
d.	The Policy Anniversary on which the Insured is Attained Age 121.

[Robert C. Salipante], [President]

MVUL-SIR-2008                                                                                                                                 Page